SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

      INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. __)*

                                  I-Many, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   44973Q103
                                   ---------
                                 (CUSIP Number)

                                  May 23, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]   Rule 13d-1(b)

        [X]   Rule 13d-1(c)

        [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44973Q103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            4,310,503 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                4,310,503 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,310,503 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.999%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 44973Q103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            1,980,245 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                1,980,245 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,980,245 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     4.6%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 44973Q103
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     First Investors Holding Co., Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            2,330,258 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                2,330,258 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,330,258 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.4%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:
           I-Many, Inc. (the "Company").

Item 1(b). Address of Issuer's Principal Executive Offices:
           537 Congress Street, 5th Floor, Portland, Maine 04101-3353

Item 2(a). Name of Persons Filing:

           Cavallo Capital Corp. ("Cavallo")
           Pine Ridge Financial Inc. ("Pine Ridge")
           First Investors Holding Co., Inc. ("First Investors")

Item 2(b). Address of Principal Business Office or, if None, Residence:
           Cavallo:
           -------
           660 Madison Avenue, 18th floor, New York, NY 10021.
           Pine Ridge:
           ----------
           Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I,
           Vanterpool Plaza,
           P.O.Box 873, Road Town, Tortolla, BVI.
           First Investors:
           ---------------
           Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I,
           Vanterpool Plaza,
           P.O.Box 873, Road Town, Tortolla, BVI.

Item 2(c). Citizenship:
           Cavallo:
           -------
           New York

           Pine Ridge:
           ----------
           British Virgin Islands.

           First Investors:
           ---------------
           British Virgin Islands.

Item 2(d). Title of Class of Securities:
           The Company's Common Stock, $0.0001 par value per share (the "Common Stock").

Item 2(e). CUSIP Number:
           44973Q103

Item 3. If this Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Persons Filing are a:

          (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

          (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

          (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

          (e) [ ] An investment advisor in accordance with Rule 13-d(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under Section (c)(14) of the Investment Company Act;

          (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

          If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.   Ownership.
          Provide the following information regarding the aggregate number and percentages of securities of the Issuer identified in Item 1.

          On February 20, 2002, Pine Ridge and First Investors (collectively, the "Investors") purchased an aggregate of (i) 1,100,413 shares of Common Stock (the "Shares"), (ii) 1,700 shares of the Company's Series A Convertible Preferred Stock (the "Preferred Stock"), (iii) common stock purchase warrants ("180-Day Warrants") exercisable for 180 days after the closing to purchase up to an aggregate of 165,062 shares of Common Stock, (iv) seven-year common stock purchase warrants ("7-Year Warrants") to purchase up to an aggregate of 165,062 shares of Common Stock and (v) seven-year warrants to purchase a number of shares of Common Stock ("Additional Warrants" and together with the 180-Day Warrants and 7-Year Warrants, the "Warrants") equal to 15% of the shares of Common Stock received upon conversion of the Preferred Stock.

          The Preferred Stock is convertible into Common Stock at a price equal to the greater of (x) $7.00 or (y) 93% of the average price of the Company's Common Stock measured over a period following the effectiveness of the registration statement (the "Registration Statement") covering the resale of the Shares and shares of Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants (the "Underlying Shares"). The Company has the right to establish a new floor for the conversion price, which would serve as the minimum conversion price. Subject to the establishment of a new floor price, the conversion price for the Preferred Stock will not exceed the greater of (x) $8.72 or (y) 80% of the average price of the Company's Common Stock measured over a period following the effectiveness of the Registration Statement.

          The Warrants preclude the holder from utilizing its exercise rights to the extent that such exercise would result in such holder and its affiliates beneficially owning (determined in accordance with Section 13(d) under the Securities Exchange Act of 1934, as amended), in excess of 9.999% of the outstanding shares of Common Stock following such exercise.

          Cavallo:
          -------
          (a)  Amount beneficially owned:
          4,310,503 shares of Common Stock(1)

          (b)  Percent of class:
               9.999% (based on 39,008,933 shares of Common Stock outstanding, plus shares of Common Stock purchased by the Reporting Persons and Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants sold to the Reporting Persons).

          (c)  Number of shares to which Cavallo has:

               (i)  Sole power to vote or direct the vote:
                    -0-

               (ii) Shared power to vote or direct the vote:
                    4,310,503 shares of Common Stock(1)

               (iii) Sole power to dispose or to direct the disposition of:
                    -0-

               (iv) Shared power to dispose of or direct the disposition of:
                    4,310,503 shares of Common Stock(1)

         Pine Ridge:
         ----------

         (a)  Amount beneficially owned:
              1,980,245 shares of Common Stock.(2)

____________________

(1) Includes (i) an aggregate 1,980,245 shares of Common Stock beneficially owned by Pine Ridge and (ii) an aggregate 2,330,258 shares of Common Stock beneficially owned by First Investors, subject to the 9.999% limitation on exercise included in the Warrants.

(2) Includes (i) 505,502 Shares, (ii) 1,378,235 of Common Stock issuable upon conversion in full of the Preferred Stock, and (iii) an aggregate of 96,508 shares of Common issuable upon exercise of the 180-Day Warrants, the 7-Year Warrants and the Additional Warrants due to the 9.999% limitation on exercise included in such warrants.

          (b)  Percent of class:
               4.6% (based on 39,008,933 shares of Common Stock outstanding, plus shares of Common Stock purchased by the Reporting Persons and Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants sold to the Reporting Persons).

          (c)  Number of shares to which Pine Ridge has:

               (i)  Sole power to vote or direct the vote:
                    -0-

               (ii) Shared power to vote or direct the vote:
                    1,980,245 shares of Common Stock.

               (iii) Sole power to dispose or to direct the disposition of:
                    -0-

               (iv) Shared power to dispose of or direct the disposition of:
                    1,980,245 shares of Common Stock.

          First Investors:
          ---------------

          (a)  Amount beneficially owned:
               2,330,258 shares of Common Stock.(3)

          (b)  Percent of class:
               5.4% ((based on 39,008,933 shares of Common Stock outstanding, plus shares of Common Stock purchased by the Reporting Persons and Common Stock issuable upon conversion of the Preferred Stock and exercise of the Warrants sold to the Reporting Persons).

          (c)  Number of shares to which Pine Ridge has:

               (i)  Sole power to vote or direct the vote:
                    -0-

               (ii) Shared power to vote or direct the vote:
                    2,638,415 shares of Common Stock.

___________________
(3) Includes (i) 594,911 Shares, (ii) 1,621,765 of Common Stock issuable upon conversion in full of the Preferred Stock, and (iii) 113,582 shares of Common issuable upon exercise of the 180-Day Warrants, the 7-Year Warrants and the Additional Warrants due to the 9.999% limitation on exercise included in such warrants.

               (iii) Sole power to dispose or to direct the disposition of:
               -0-

               (iv) Shared power to dispose of or direct the disposition of:
               2,330,258 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class:
          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Pursuant to an investment management agreement between Pine Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge, some or all of the shares of Common Stock to which this report relates. Pursuant to an investment management agreement between First Investors and Cavallo, Cavallo has the power to sell or vote on behalf of First Investors, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d-3(a), Cavallo may be deemed to be the beneficial owner of shares owned by Pine Ridge and First Investors.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.
          Not applicable.

Item 8. Identification and Classification of Members of the Group. See the Joint Filing Agreement attached as an exhibit hereto.

Item 9.   Notice of Dissolution of a Group.
          Not applicable.

Item 10.  Certification.
          By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                             JOINT FILING AGREEMENT

     In accordance with rule 13d 1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on June 5, 2002.

                                 Cavallo Capital Corp.

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 Pine Ridge Financial Inc.

                                 By: Cavallo Capital Corp., Investment Manager

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 First Investors Holding Co., Inc.

                                 By: Cavallo Capital Corp., Investment Manager

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2002

                                 Cavallo Capital Corp.

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 Pine Ridge Financial Inc.

                                 By: Cavallo Capital Corp., Investment Manager

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director


                                 First Investors Holding Co., Inc.

                                 By: Cavallo Capital Corp., Investment Manager

                                 /s/ Avi Vigder
                                 --------------------------
                                 Name:  Avi Vigder
                                 Title: Managing Director